SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2019

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated May 20, 2019, titled: "G. Willi-Food International Reports the Results of First Quarter 2019 Compared to First Quarter 2018 Which Show Highest Quarterly Sales, Gross Profit and Net Profit".

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Amir Kaplan
Name: Amir Kaplan
Title: Chief Financial Officer

Date: May 20, 2019

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF FIRST
QUARTER 2019 COMPARED TO FIRST QUARTER 2018 WHICH SHOW
HIGHEST QUARTERLY SALES, GROSS PROFIT AND NET PROFIT

YAVNE, Israel – May 20, 2019 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter Fiscal Year 2019

•	Sales increased by 4.8% year-over-year to NIS 97.8 million (US$ 26.9 million).
•	Gross profit increased by 21.8% year-over-year to NIS 30.2 million (US$ 8.3 million).
•	Operating profit increased by 32.0% year-over-year to NIS 12.6 million (US$ 3.5 million).
•	Net profit increased by 118.7% year-over-year to NIS 15.8 million (US$ 4.3 million).
•	Cash and securities balance of NIS 260.5 million (US$ 71.7 million) as of March 31, 2019.
•	Earnings per share of NIS 1.19 (US$ 0.33).

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and Gold Frost, its wholly-owned subsidiary, a designer, developer and distributor of branded kosher innovative dairy food products.

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present the first quarter 2019 financial results, which show continued quarterly improvements in sales, gross profit and operating profit year-over-year for seven quarters in a row. The results of operations show the Company’s highest quarterly sales, gross profit and net profit. According to retail data analytics provided by StoreNext Ltd1, the Company recorded a higher growth rate in the last quarter for "sale out" sales (in other words, sales to the final consumer) than any other Israeli food and beverage company, growing 23.3% compared to the average of such companies, which declined by 0.6%.

We are focusing on increasing the Company’s market share in the food sector in Israel, and we believe that the previously announced memorandums of understanding with respect to the potential acquisitions of Bikurei Hasadeh North 1994 Ltd. and Miki Food Industries Fish and Salads (1992) Ltd., upon closing, and together with our growing business and other Company plans for the coming years, will further improve Company results."

1 StoreNext Ltd. has a direct connection to the cash register systems of over 2,200 points of sales, providing information regarding 80% of real time sales data in Israel.

First Quarter Fiscal 2019 Summary

Sales for the first quarter of 2019 increased by 4.8% to NIS 97.8 million (US$ 26.9 million) from NIS 93.4 million (US$ 25.7 million) recorded in the first quarter of 2018. Sales increased primarily due to a redirection of resources in favor of sales, increasing the variety of Company products and improved inventory management.

Gross profit for the first quarter of 2019 increased by 21.8% to NIS 30.2 million (US$ 8.3 million) compared to NIS 24.8 million (US$ 6.8 million) recorded in the first quarter of 2018. First quarter gross margin increased by 16.6% to 30.9% compared to gross margin of 26.5% for the same period in 2018, primarily due to the increased sales and the gross margin increase resulting from the Company's strategy of selling a more favorable mix of products which generate a higher gross margin

Selling expenses increased by 16.3% to NIS 12.5 million (US$ 3.4 million) compared to NIS 7.2 million (US$ million 3.0) in the first quarter of 2018 primarily due to an increase in manpower and payroll expenses. Selling expenses as a percentage of sales were 12.8%, compared to 11.5% in the first quarter of 2018.

General and administrative expenses increased by 13.5% to NIS 5.1 million (US$ 1.4 million) compared to NIS 4.5 million (US$ million 1.2) in the first quarter of 2018. The increase in general and administrative expenses was primarily due to an increase in management payroll expenses.

As a result, operating profit for the first quarter of 2019 increased by 32.0% to NIS 12.6 million (US$ 3.5 million) compared to NIS 9.6 million (US$ 2.6 million) in the first quarter of 2018.

Willi-Food’s income before taxes for the first quarter of 2019 was NIS 19.8 million (US$ 5.5 million) compared to income before taxes of NIS 9.5 million (US$ 2.6 million) in the first quarter of 2018.

Willi-Food's net profit in the first quarter of 2019 was NIS 15.8 million (US$ 4.3 million), or NIS 1.19 (US$ 0.33) per share, compared to NIS 7.2 million (US$ 2.0 million), or NIS 0.54 (US$ 0.15) per share, recorded in the first quarter of 2018.

Willi-Food ended the first quarter of 2019 with NIS 260.5 million (US$ 71.7 million) in cash and securities. Net cash from operating activities for the first quarter of 2019 was NIS 0.5 million (US$ 0.1 million). Willi-Food's shareholders' equity at the end of March 2019 was NIS 456.0 million (US$ 125.6 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2019, with U.S. $1.00 equal to NIS 3.632 The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended March 31, 2019 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the risk that the potential acquisitions of Bikurei Hasadeh North 1994 Ltd. and Miki Food Industries Fish and Salads (1992) Ltd. will not be completed; monetary risks including changes in marketable securities or changes in currency exchange rates (especially the NIS/U.S. Dollar exchange rate); payment default by any of our major clients; the loss of one of more of our key personnel; changes in laws and regulations, including those relating to the food distribution industry; inability to meet and maintain regulatory qualifications and approvals for our products; termination of arrangements with our suppliers; loss of one or more of our principal clients; increase or decrease in global purchase prices of food products; increasing levels of competition in Israel and other markets in which we do business; changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets; our inability to accurately predict consumption of our products and changes in consumer preferences; our inability to protect our intellectual property rights; our inability to successfully integrate our recent acquisitions; insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 27, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		December 31	March 31,		December 31
	2 0 1 9	2 0 1 8	2 0 1 8	2 0 1 9	2 0 1 8	2 0 1 8
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	118,641	140,337	134,287	32,665	38,639	36,973
Financial assets carried at fair value through profit or loss	141,894	141,341	137,904	39,068	38,915	37,969
Trade receivables	113,747	103,406	98,017	31,318	28,471	26,987
Loans to others	18,123	-	-	4,990	-	-
Other receivables and prepaid expenses	5,840	3,679	3,744	1,608	1,013	1,031
Inventories	51,107	39,508	49,289	14,071	10,878	13,571
Current tax assets	-	2,466	862	-	679	237
Total current assets	449,352	430,737	424,103	123,720	118,595	116,768

Non-current assets
Property, plant and equipment	79,822	78,655	79,611	21,977	21,656	21,919
Less -Accumulated depreciation	41,138	38,309	40,219	11,327	10,548	11,074
	38,684	40,346	39,392	10,650	11,108	10,845

Right of use asset	2,079	-	-	572	-	-
Goodwill	36	36	36	10	10	10
Deferred taxes	1,841	862	2,882	507	237	794
Total non-current assets	42,640	41,244	42,310	11,739	11,355	11,649

	491,992	471,981	466,413	135,459	129,950	128,417
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	972	-	-	268	-	-
Curremt tax liabilities	1,298	-	-	357	-	-
Short-term bank debt	-	20,161	-	-	5,551	-
Trade payables	21,938	16,730	16,239	6,040	4,606	4,471
Employees Benefits	3,441	3,162	2,577	947	871	710
Other payables and accrued expenses	6,335	7,989	5,882	1,744	2,200	1,619
Total current liabilities	33,984	48,042	24,698	9,356	13,228	6,800

Non-current liabilities
Lease liabilities	1,112	-	-	306	-	-
retirement benefit obligation	877	1,148	836	241	315	230
Total non-current liabilities	1,989	1,148	836	547	315	230

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at March 31, 2019; and December 31, 2018)	1,425	1,425	1,425	392	392	392
Additional paid in capital	128,354	128,354	128,354	35,340	35,340	35,340
Capital fund	247	247	247	68	68	68
Treasury shares	(625)	-	-	(172)	-	-
Retained earnings	327,241	293,719	311,476	90,100	80,870	85,759
Remeasurement of the net liability in respect of defined benefit	(623)	(954)	(623)	(172)	(263)	(172)
Equity attributable to owners of the Company	456,019	422,791	440,879	125,556	116,407	121,387

	491,992	471,981	466,413	135,459	129,950	128,417
 (*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	97,835	93,371	26,936	25,708
Cost of sales	67,638	68,582	18,623	18,883

Gross profit	30,197	24,789	8,313	6,825

Operating costs and expenses:

Selling expenses	12,466	10,722	3,432	2,952
General and administrative expenses	5,118	4,511	1,409	1,242

Total operating expenses	17,584	15,233	4,841	4,194

Operating income	12,613	9,556	3,472	2,631

Fincance income	8,146	(460)	2,244	(126)
Finance cost	934	(437)	257	(120)

Total financial income (expenses), net	7,212	(23)	1,987	(6)

Income before taxes on income	19,825	9,533	5,459	2,625
Taxes on income	(4,060)	(2,323)	(1,118)	(640)

Profit for the period	15,765	7,210	4,341	1,985

Earnings per share:
Basic earnings per share	1.19	0.54	0.33	0.15

Diluted earnings per share	1.19	0.54	0.33	0.15

Shares used in computation of basic EPS	13,217,014	13,240,913	13,217,014	13,240,913
(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS		US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from operations	15,765	7,210	4,341	1,985
Adjustments to reconcile net profit to net cash used in operating activities (Appendix)	(15,229)	(3,914)	(4,193)	(1,078)

Net cash used in (used to) operating activities	536	3,296	148	907

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(211)	(57)	(58)	(16)
Proceeds from (used in) purchase of marketable securities, net	2,994	(95)	824	(26)
Loans granted to others	(18,123)	-	(4,990)	-
Receipt of non current financial assets	-	3,970	-	1,093

Net cash from continuing investing activities	(15,340)	3,818	(4,224)	1,051

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	-	20,161	-	5,551
Lease liability payments	(217)	-	(60)	-
Aquisition of treasury shares	(625)	-	(172)	-

Net cash used in continuing financing activities	(842)	20,161	(232)	5,551

Increase (decrease) in cash and cash equivalents	(15,646)	27,275	(4,308)	7,509

Cash and cash equivalents at the beginning of the financial year	134,287	113,062	36,973	31,130

Cash and cash equivalents of the end of the financial year	118,641	140,337	32,665	38,639

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS – OPERATING ACTIVITIES:

2.	Adjustments to reconcile net profit to net cash from operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS		US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	1,041	(359)	287	(99)
Unrealized loss (gain) on marketable securities	(6,984)	2,268	(1,923)	624
Depreciation and amortization	1,141	920	314	253

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(15,665)	(14,822)	(4,313)	(4,081)
Decrease (increase) in inventories	(1,818)	391	(501)	108
Increase in trade and other payables, and other current liabilities	7,056	7,688	1,943	2,117

	(15,229)	(3,914)	(4,193)	(1,078)

B.          Significant non-cash transactions:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS		US dollars (*)
(in thousands)

Supplemental cash flow information:
Income tax paid	-	2,166	-	596

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
(+972) 8-932-1000
amir.k@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.